

February 20, 2009

Mr. David E. Whittle
Chief Financial Officer
Alexco Resource Corp.
Suite 1150-200 Granville Street
British Columbia, Canada

      RE: **Alexco Resource Corp.**
                  Form 40-F for the Fiscal Year Ended June 30, 2008
                  Filed September 29, 2008
                  File No. 1-33621

Dear Mr. Whittle:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                  Sincerely,

                  Anne Nguyen Parker
                  Branch Chief